# Direct Owners/Executive Officers

**Organization CRD Number: 7654**

**Organization SEC Number: 8-22651**

**Organization Name: UBS SECURITIES LLC**

**Applicant Name: UBS SECURITIES LLC**

View IA Record

| Full Legal Name | Domestic, Foreign, Individual | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|
| NIETO, CALLUM | Individual | PRINCIPAL OPERATIONS OFFICER | 01/2023 | Less than 5% | N | N | 6765482 |
| UBS AMERICAS INC | Domestic Entity | MEMBER, VOTING | 10/2003 | 50% but less than 75% | Y | N | 06-1595848 |
| MUNFA, LAUREN K | Individual | CHIEF COMPLIANCE OFFICER | 08/2019 | Less than 5% | N | N | 4431011 |
| VAN TASSEL, JAMES C | Individual | MANAGING DIRECTOR, US EQUITIES RESEARCH | 06/2017 | Less than 5% | Y | N | 2558212 |
| MATTONE, RALPH MICHAEL | Individual | PRINCIPAL FINANCIAL OFFICER | 12/2016 | Less than 5% | Y | N | 1840894 |
| LOFTUS, MICHAEL L | Individual | MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS | 02/2018 | Less than 5% | N | N | 4176467 |
| CAPANNA, DEREK EMMETT | Individual | PRESIDENT | 02/2021 | Less than 5% | Y | N | 2401898 |
| SANBORN, MARK WILSON | Individual | MANAGING DIRECTOR | 05/2022 | Less than 5% | N | N | 1805781 |